PRESS RELEASE

NOT FOR DISTRIBUTION IN THE UNITED STATES

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE June 17, 2010

Canadian Zinc Announces $2 Million Private Placement

Vancouver, British Columbia – June 17, 2010 -- Canadian Zinc Corporation
(TSX: CZN) is pleased to announce it has entered into an engagement agreement with Northern Securities Inc. (“Northern”), as lead agent on behalf of a syndicate which includes Haywood Securities Inc. (collectively, the “Agents”), to raise gross proceeds of $2,000,000 in Flow-Through Shares, (the “Offering”).

The Flow-Through Shares are priced at $0.40 per share. Completion of the Offering is subject to certain conditions, including approval by the Toronto Stock Exchange and other regulatory agencies.  The Offering is expected to be completed on or about, July 9, 2010.

The Agents will be paid a commission fee of 7% in cash and 10% in broker warrants exercisable for common shares at $0.40 per share for a period of two years from closing.

Deep Drill Hole Exploration Program

The proceeds from the Offering will be used for exploration on the Prairie Creek Project and specifically to undertake a deep-hole diamond drill exploration program starting this summer.  The proposed deep-hole diamond drill, to be located 1.5 kilometres north of the most northern drill hole that defines the present mineral resource, will test for possible at depth continuation of similar mineralization within the same geological structure as at the Mine. The vein target is projected to occur at a depth of approximately 900 metres below the 870 level (presently the lowest developed underground level) and 1,100 metres below surface.  It is planned to also drill off a number of wedges from the initial deep-hole in order to further explore the target area.

The northernmost drill hole (PC-95-125) within the presently defined mineral resource at the Prairie Creek Mine returned multiple significant mineralized vein intersections 750 metres down the hole, including a 6.3 metre core intercept grading 18.7% zinc, 8.5% lead and 239 grams per tonne silver.  Similar continuous surface geology, along with the presence of surface geochemical metal anomalies in soil and the existence of the high grade Rico Showing at surface 2.4 kilometres further north of the planned drill hole, all indicate excellent potential that mineralization may continue at depth north from the existing defined mineral resource.

About Canadian Zinc

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. [Technical Report October 2007, Minefill Services Inc. Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure. Applications for permits to put the Mine into production are currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board. The Company holds a Land Use Permit for exploration which is valid to September 2012.

Qualified Person

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Toll Free: 1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com